UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 6654            10/31/2003

2.   State Identification Number:

AL   AK   AZ         AR     CA      CO
CT   DE   DC         FL     GA      HI
ID   IL   IN         IA     KS      KY
LA   ME   MD AE-86936-6            MA   MI      MN
MS   MO   MI         NE     NV     NH
NJ   NM   NY         NC     ND     OH
OK   OR   PA         RI     SC      SD
TN   TX   UT         VT     VA     WA
WV   WI   WY         PUERTO
                     RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: BNY Hamilton Funds, Inc.

4. Address of principal executive office: (number, street, city, state, zip code) 3435 Stelzer Road
     Columbus, OH 43219

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Report of Independent Accountants

To the Board of Directors of
The BNY Hamilton Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of
1940, that the BNY Hamilton Funds, Inc., including the Equity Income Fund, Intermediate Government Fund, Intermediate
New York Tax-Exempt Fund, Intermediate Tax-Exempt Fund, Intermediate Investment Grade Fund, Large Cap Growth Fund,
Money Fund, Small Cap Growth Fund, Large Cap Value Fund,
S&P 500 Index Fund, Multi-Cap Equity Fund, U.S. Bond
Market Index Fund, Large Cap Growth CRT Fund, Small Cap
Growth CRT Fund, New York Tax-Exempt Money Fund,
High Yield Fund, Enhanced Income Fund and Treasury
Money Fund (the "Funds") were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of October
31, 2002 with respect to securities and similar investments reflected in the investment accounts of the Funds.
Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003, and with respect to agreement of security purchases and sales, for the period from December 31, 2002 through October 31, 2003;


   We counted and inspected all securities located in the vault of The Bank of New York (the "Custodian"), without prior notice to management;

   We obtained reconciliations between the Funds' accounting records and the custody records as of October 31, 2003 and verified reconciling items;

   We obtained an understanding of the Custodian's reconciliation procedures over investment positions and the controls over these reconciliations between the Custodian and the various depository institutions (DTC, PTC, and FRB) and the Custodian and customer investment positions, including the control policies over the safeguarding of physical securities;

   We agreed pending trade activity for the Funds as of October 31, 2003 to their corresponding subsequent statements;

   We agreed to the books and records of the Funds a sample of five purchases and five sales of securities for the period December 31, 2002 (the date of last examination) through October 31, 2003.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BNY
Hamilton Funds, Inc. were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the BNY Hamilton Funds, Inc., and the Securities and Exchange Commission and should not be used for any other purpose.


               ERNST & YOUNG LLP

New York, New York
February 23, 2004




Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940

We, as members of management of the BNY Hamilton Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of October 31, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
October 31, 2003 with respect to securities and similar investments reflected in the investment accounts of the Funds.


BNY Hamilton Funds, Inc.


By:

               /s/Guy Nordahl
               Guy Nordahl,
               Assistant Vice President